GLG Life Tech Corporation
1050 West Pender Street
Suite #2168
Vancouver, BC, Canada V6E 3S7

          August 22, 2011

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	GLG Life Tech Corporation
Form 40-F
Filed March 31, 2011
File No. 001-34556

Dear Mr. Riedler:

GLG Life Tech Corporation (together with its subsidiaries, the “Company”) submits this letter in response to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to Brian Meadows dated August 5, 2011.  The comments relate to the Company’s Form 40-F for the fiscal year ended December 31, 2010, filed on March 31, 2011 (the “Form 40-F”).  In response to the Staff’s comment letter, the Company is filing via EDGAR concurrently herewith a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”). For your convenience, the paragraphs in bold below restate the numbered paragraphs in the Staff’s comment letter.  The discussion below such paragraphs is the Company’s response to the Staff’s comment.

General

1.
In addition to the other information specified in General Instruction B.(3) of Form 40-F, you are required to file all other information material to an investment decision that you make or are required to make public pursuant to Canadian law. Upon a review of sedar.com, you filed copies of:

•	your Strategic Alliance Agreement with Cargill on June 9, 2008,
•	the amendment to your Strategic Alliance Agreement with Cargill on September 23, 2008, and
•	your Joint Venture Agreement with China Agriculture and Healthy Foods Company Limited on December 23, 2010.

Please promptly file copies of these agreements on EDGAR and confirm that you will incorporate by reference the agreements into your next annual report on Form 40-F. We also note that you have redacted provisions of your Strategic Alliance Agreement with Cargill and the amendment thereto. If you intend to file redacted copies of these documents, please submit a confidential treatment request at the time you file copies of these agreements. Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance’s views regarding the proper preparation of a confidential treatment request for information required to be included in a filing.

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed on EDGAR a copy of that certain Joint Venture Agreement between the Company and China Agriculture and Healthy Foods Company Limited, dated as of December 23, 2010 (the “Joint Venture Agreement”), as an exhibit to the Form 6-K.  The Company confirms that it will incorporate by reference the Joint Venture Agreement into the Company’s next annual report on Form 40-F filed with the SEC.

The Company further advises the Staff that the Company has not filed on EDGAR a copy of the Strategic Alliance Agreement between the Company and Cargill, Incorporated, dated June 9, 2008, as amended by the amendment dated September 23, 2008 (as amended, the “Strategic Alliance Agreement”), because the Company does not believe the Strategic Alliance Agreement constitutes information material to an investment decision that the Company has made or is required to make public pursuant to Canadian law.

The Company no longer derives a substantial portion of its revenue from Cargill.   For the quarter ended June 30, 2011, this customer accounted for approximately 21.7% of the Company’s revenue, and for the year ending December 31, 2011, this customer is expected to account for less than 7% of the Company’s revenue.  The Company does not believe its operating results are materially affected by the Strategic Alliance Agreement and has not included material disclosure with respect to the Strategic Alliance Agreement or the Company’s relationship with Cargill in its Management’s Discussion and Analysis (“MD&A”) for the three month period ended March 31, 2011, which was filed as Exhibit 99.1 to the Company’s Form 6-K dated May 16, 2011 (File No. 11848814), or in its MD&A for the six month period ended June 30, 2011, which was filed as Exhibit 99.1 to the Company’s Form 6-K dated August 15, 2011 (File No. 111036175).  As a result, the Company does not believe the Strategic Alliance Agreement constitutes information material to an investment decision that the Company has made or is required to make public pursuant to Canadian law for the fiscal year ending December 31, 2011, and does not anticipate incorporating by reference the Strategic Alliance Agreement into the Company’s next annual report on Form 40-F.

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 40-F and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to such filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Form 40-F, the Form 6-K, or the Company’s other filings, please feel free to contact me by phone at (604) 669-2602.

Very truly yours,

/s/ Brian Meadows
Brian Meadows
Chief Financial Officer

cc:           Jennifer Riegel (SEC)
Karen Ubell (SEC)